

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 6, 2009

David T. Taber
President and Chief Executive Officer
American River Bankshares
3100 Zinfandel Drive, Suite 450
Rancho Cordova, CA 95670

> **Re: American River Bankshares**
> **Registration Statement on Form S-1**
> **Filed October 21, 2009**
> **File No. 333-162616**

Dear Mr. Taber:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed October 21, 2009

General

1. Prior to your request for acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation. Please also confirm that the underwriting agreement will be filed once an agreement has been entered into.

Where You Can Find More Information, page iii

2.   We note that you have elected to incorporate information by reference pursuant to General Instruction VII of Form S-1. Please revise to include the undertakings required by Item 12(b)(1) of Form S-1.

Recent Developments, page 3

3.   Please update whether you have entered into any regulatory agreements.

Risk Factors

Non-performing assets take significant time to resolve …, page 6

4.   Please revise this risk factor to disclose the ratio of non-performing loans and leases to total loans and leases at December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009. Please also revise this risk factor to disclose the ratio of the allowance for loan losses to total non-performing assets.

We have a concentration risk in real estate related loans, page 7

5.   Please revise this risk factor to disclose the average loan-to-value ratio for each of the following loan categories: (i) commercial real estate, (ii) commercial and residential construction and (iii) residential mortgage and residential multi-family real estate.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of

the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3491 with any questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Glenn T. Dodd, Esq., Dodd Mason George LLP
        Joseph G. Mason, Esq., Dodd Mason George LLP